UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Adam H. Clammer

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif I. Azher, Esq.

Naveed Anwar, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Nebula Caravel Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital II-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. True Wind Capital GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 77936F103

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 77936F103

1.	Names of Reporting Persons. James H. Greene Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,457,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,457,597

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,457,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to Class A common stock, par value $0.0001 per share (the “Common Stock”) of Rover Group, Inc., a Delaware corporation (“Rover” or the “Issuer”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2021, as amended by Amendment No. 1 filed on February 4, 2022 (as amended, the “Schedule 13D”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On November 29, 2023, Rover entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Biscuit Parent, LLC, a Delaware limited liability company (“Parent”), and Biscuit Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Rover (collectively with the other transactions contemplated by the Merger Agreement, the “Merger”), with Rover continuing as the surviving corporation of the Merger and a wholly-owned subsidiary of Parent. Parent and Merger Sub are affiliates of investment funds managed by Blackstone Inc.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Common Stock (other than certain exceptions, including shares of Common Stock owned by Rover, Parent or Merger Sub or by stockholders of Rover who have neither voted in favor of the Merger nor consented to the Merger in writing and who have properly and validly exercised their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $11.00, without interest (the “Per Share Price”), and subject to applicable tax withholdings.

Pursuant to the Sponsor Support Agreement, dated February 10, 2021 (the “Sponsor Support Agreement”), by and among Nebula Caravel Holdings, LLC (“Nebula Caravel Holdings”), Nebula Caravel Acquisition Corp., A Place for Rover, Inc. (“Legacy Rover”), and the other parties thereto, 472,326 unvested shares of Common Stock owned by Nebula Caravel Holdings will vest in connection with the Merger (to the extent such shares have not, before the Merger, otherwise vested upon achievement of certain trading price thresholds pursuant to the Business Combination Agreement and Plan of Merger, dated February 10, 2021 (the “Business Combination Agreement”), by and between Rover and Legacy Rover).

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (A) adoption of the Merger Agreement and approval of the Merger by Rover’s stockholders; (B) the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (C) the absence of any statute, rule, regulation, order, or other legal or regulatory restraint preventing, prohibiting or enjoining the consummation of the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit F hereto and is incorporated by reference herein.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Nebula Caravel Holdings has entered into a voting and support agreement (the “Voting Agreement”) with Parent and Merger Sub. Under the Voting Agreement, Nebula Caravel Holdings has committed to vote its shares of Common Stock in favor of the adoption of the Merger Agreement and against any competing transaction. Nebula Caravel Holdings has agreed not to transfer or pledge any shares of Common Stock prior to the approval of the Merger by the stockholders of Rover, subject to certain limited exceptions. The Voting Agreement terminates in certain circumstances, including in connection with Rover’s termination of the Merger Agreement in order to accept a Superior Proposal (as defined in the Merger Agreement).

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, the form of which is filed as Exhibit G hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Nebula Caravel Holdings is the beneficial holder of 14,457,597 shares of the Issuer’s Common Stock as of the date hereof. 472,326 of such shares of Common Stock are unvested and will vest in connection with the Merger (to the extent such shares have not, before the Merger, otherwise vested upon achievement of certain trading price thresholds pursuant to the Business Combination Agreement).

The percentages of beneficial ownership in this Schedule 13D are based on 180,436,843 shares of Common Stock issued and outstanding as of November 27, 2023, as set forth in the Merger Agreement.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 4 is hereby incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

F.

Agreement and Plan of Merger, dated as of November 29, 2023, among Biscuit Parent, LLC, Biscuit Merger Sub, LLC and Rover Group, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on November 29, 2023)

G.	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on November 29, 2023)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2023

NEBULA CARAVEL HOLDINGS, LLC
By:	True Wind Capital II, L.P., its manager
By:	True Wind Capital II-A, L.P., its manager
By:	True Wind Capital II GP, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II, L.P.
By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL II-A, L.P.
By:	True Wind Capital GP II, LLC, its general partner

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

TRUE WIND CAPITAL GP II, LLC

By:	/s/ Adam H. Clammer
Name:	Adam H. Clammer
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.